UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
000-30734

 NOTIFICATION OF LATE FILING
 CUSIP NUMBER

   00436A 20

(Check one):	❑ Form 10-K	❑ Form 20-F	❑ Form 11-K	☒ Form 10-Q
	❑ Form 10-D	❑ Form N-SAR	❑ Form N-CSR

For period ended:  June 30, 2009

❑	Transition report on Form 10-K
❑	Transition report on Form 20-F
❑	Transition report on Form 11-K
❑	Transition report on Form 10-Q
❑	Transition Report on Form N-SAR

For the transition period ended:

Read instruction (on back page) before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

ACCOUNTABILITIES, INC.
Full name of registrant

195 ROUTE 9 SOUTH, SUITE 109
Address of principal executive office

MANALAPAN, NEW JERSEY 07726
City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

AccountAbilities, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for its quarter ended June 30, 2009 (the “Form 10-Q”) within the prescribed time period because all procedures necessary to finalize the Company’s financial statements and related disclosures to be included in the Form 10-Q could not be completed within the prescribed time period without unreasonable effort or expense.  In particular, the Company is finalizing the disclosure regarding its discontinued operations and the effect such discontinued operations have on the disclosure included in the Form 10-Q.  The Company expects to file the Form 10-Q on or prior to August 19, 2009.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen DelVecchia	(732) 333-3622
(Name)	(Area code) (Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒   Yes      ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

ACCOUNTABILITIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2009	By: /s/ Stephen DelVecchia
Stephen DelVecchia
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A (pursuant to Part IV, Question 3)

The following discussion of changes in results of operations from the quarter ended June 30, 2008 to the quarter ended June 30, 2009 describes certain of the significant changes in the results of operations of Accountabilities, Inc. (the “Company,” “we” “our” or “us”) that are expected to be reflected in the financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.  Because disclosure regarding the Company’s discontinued operations have not been finalized, please note that the disclosure below may be materially revised:

Revenue

For the three months ended June 30, 2009, revenue decreased $2,322,000, or 15%, to $12,858,000, as compared to $15,180,000 for the same period of the prior year.  This decrease in revenue was primarily attributable to a decrease in revenue of $1,145,000, $483,000 and $497,000 from the Staffing Abilities service offering businesses acquired in the Stratus, US Temps and ReStaff acquisitions, respectively, as well as a decline in our Direct Professional Services offering of $953,000 associated with a single office in Connecticut which focuses on the provision of temporary engineers.  These declines were due to a combination of the loss of accounts and lower billings for several larger customers in our light industrial and engineering service offerings that were not fully offset by the acquisition of new accounts or existing account increases and are also consistent with significant declines industry wide.   The revenue decreases were partially offset by increased revenue of $767,000 from our new Staffing Abilities offices in California and Virginia, established in April 2008 and November 2008, respectively.

Direct cost of services

For the three months ended June 30, 2009, direct cost of services decreased by $1,967,000 or 15% to $11,192,000, as compared to $13,159,000 for the same period of the prior year.  The decrease is consistent with the decline in revenue during the period.

Gross profit

For the three months ended June 30, 2009, gross profit decreased $355,000, or 18%, to $1,666,000, as compared to $2,021,000 for the same period in the prior year.  As a percentage of revenue, gross profit for the three months ended June 30, 2009 decreased to 13.0% compared to 13.3% for the same period in the prior year, primarily as a result of the weakening demand for temporary services industry wide, coupled with greater competition for existing customer accounts without the ability to offset these pricing decreases with lower labor costs in a sufficiently timely manner.

Selling, general and administrative expenses

For the three months ended June 30, 2009, selling, general and administrative expenses decreased $126,000, or 7%, to $1,631,000, as compared to $1,757,000 in the same period of the prior year.  Selling, general and administrative expenses include non-cash charges for stock based compensation expense of $39,000 for the three months ended June 30, 2009, as compared with $41,000 in the same period of the prior year.  The decrease also reflects cost reductions in several administrative functions including accounting, information technology and risk management.  As a percentage of revenue, selling, general and administrative expenses were 12.7% for the three months ended June 30, 2009, compared to 11.6% during the same period in the prior year.

Depreciation and amortization

For the three months ended June 30, 2009, depreciation and amortization decreased $17,000, or 15%, to $99,000, as compared to $116,000 in the same period in the prior year.  The decrease is attributable to lower amortization expense recorded on the intangible assets acquired in the Stratus Acquisition as a result of the reduction in the value of the asset recorded on November 28, 2008.

(Loss) income from operations

As a result of the above, loss from operations was ($64,000) for the three months ended June 30, 2009, compared to income from operations of $148,000 for the same period in the prior year.

Interest expense

Interest expense includes the net discounts associated with the sales of accounts receivable, as well as interest on debt associated with acquired companies and financing our operations. Interest expense for the three months ended June 30, 2009 was $86,000, which represents a 40% decrease from interest expense of $144,000 for the same period in the prior year.  The decrease is attributable to a reduction in the amount of debt outstanding that occurred during fiscal 2008 through restructuring outstanding debt, conversion of debt to restricted shares of common stock and repayments of principal.  In addition, the reduction in the federal prime lending rate from the same period of the prior year, resulted in lowered interest expense on our sold outstanding accounts receivable.

(Loss) income from continuing operations

The factors described above resulted in a loss from continuing operations for the three months ended June 30, 2009 of ($150,000) as compared to income from continuing operations of $4,000 for the same period in the prior year.

Income (loss) from discontinued operations

Income from discontinued operations reported during the three months ended June 30, 2009 includes the settlement of outstanding commissions payable of $204,000 due to CPA Partner on Premise clients for $121,000, resulting in a gain of $83,000, which was partially offset by losses from operations of $8,000.

Net (loss) income

The factors described above resulted in net loss for the three months ended June 30, 2009 of ($75,000), as compared to net income of $5,000 during the same period of the prior year.